ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands of Canadian dollars)	March 31, 2010	December 31, 2009

Assets
Current assets
Cash and cash equivalents	10,199	19,680
Accounts receivable (note 9)	28,607	23,677
Current portion of long-term receivables (note 2)	9,557	11,196
Prepaid expenses, deposits and other	2,038	1,998
Commodity contracts (note 9)	5,322	993
	55,723	57,544
Long-term receivables (note 2)	3,455	5,491
Property, plant and equipment (note 3)	391,045	399,237
	450,223	462,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,763	27,997
Commodity contracts (note 9)	822	755
Future income tax liability	1,269	69
	26,854	28,821
Long-term debt (note 4)	67,392	70,000
Convertible debentures (note 5)	115,351	114,863
Asset retirement obligations (note 6)	21,069	21,055
Future income tax liability	8,122	8,487
	238,788	243,226

Unitholders’ equity (note 7)
Unitholders’ capital	674,772	674,106
Equity component of convertible debentures (note 5)	3,951	3,951
Contributed surplus	11,645	11,064

Accumulated other comprehensive income (note 8)	(28,395)	(22,474)
Deficit	(450,538)	(447,601)
	(478,933)	(470,075)
	211,435	219,046

	450,223	462,272
Subsequent events (note 12)

See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(unaudited) (in thousands of Canadian dollars except per unit amounts)	Three months ended March 31, 2010	Three months ended March 31, 2009
Revenues
Oil and natural gas	43,289	36,866
Royalties	(8,603)	(6,501)
	34,686	30,365

Expenses
Production	8,621	11,813
Transportation	578	480
General and administrative	3,689	3,582
Interest expense (note 10)	3,075	2,528
Unit-based compensation expense (note 7)	1,172	1,175
Depletion, depreciation and accretion (notes 3 and 6)	20,496	23,641
Foreign exchange (gain)/loss	(1,025)	10
	36,606	43,229
Loss before income taxes	(1,920)	(12,864)

Income taxes
Current	90	-
Future expense (reduction)	927	(4,366)
	1,017	(4,366)

Loss	(2,937)	(8,498)

Other comprehensive income
Foreign currency translation adjustment (note 8)	(5,921)	10,874
Comprehensive income	(8,858)	2,376

Loss per trust unit (note 7) – Basic and diluted	(0.05)	(0.14)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of period	(447,601)	(406,319)
Loss	(2,937)	(8,498)
Deficit, end of period	(450,538)	(414,817)
 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in thousand of Canadian dollars)	Three months ended March 31, 2010	Three months ended March 31, 2009
Cash provided by (used in):
Operating
Loss	(2,937)	(8,498)
Depletion, depreciation and accretion	20,496	23,641
Future income tax expense/(reduction)	927	(4,366)
Commodity contracts (gain)/loss (note 9)	(4,236)	5,528
Unrealized foreign exchange (gain)/ loss	(1,367)	10
Unit-based compensation (note 7)	1,172	1,175
Non-cash interest on convertible debentures	488	425
Cash paid on asset retirement obligations (note 6)	(380)	(330)
	14,163	17,585
Changes in non-cash working capital items	(5,791)	4,207
	8,372	21,792
Financing
Repayment of long-term debt (note 4)	(2,608)	(15,466)
	(2,608)	(15,466)
Investing
Property, plant and equipment additions	(20,478)	(5,817)
Capital expenditure to be recovered (note 2)	-	(3,402)
Repayment of long-term receivable (note 2)	3,116	3,449
Proceeds on disposition of property, plant and equipment	1,991	-
Changes in non-cash working capital items	641	(2,699)
	(14,730)	(8,469)
Impact of foreign exchange on cash balances	(515)	(175)
Change in cash and cash equivalents	(9,481)	(2,318)
Cash and cash equivalents, beginning of period	19,680	13,638
Cash and cash equivalents, end of period	10,199	11,320
 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

1.	Basis of presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust” or “Enterra”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2009.  These financial statements should be read in conjunction with the 2009 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Trust and its subsidiaries.  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.      Long-term receivables

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra was required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a finance lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.

In December 2009 Enterra delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Enterra but ceased drilling in February 2009 and has not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  If amounts owing under the long-term receivable are not recovered from JV Participant, then the balance owing will be reclassified to property, plant and equipment, net of impairment, if any, as the receivable relates to infrastructure assets which are majority owned and operated by Enterra.  Management anticipates that a fee will be charged to JV Participant for use of the infrastructure assets upon termination of the existing arrangement as a capital recovery fee against production from the producing wells.

In April 2010, in accordance with the farm-out agreement, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

As at March 31, 2010, a total of $13.0 million (US$12.8 million), split between $9.6 million (US$9.4 million) of current receivables and $3.4 million (US$3.4 million) of long-term receivables (December 31, 2009 – $11.2 million (US$10.7 million) and $5.5 million (US$5.2 million), respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Participant that are due from JV Participant.

For the three months ended March 31, 2010, $0.4 million (US$0.4 million) of interest income was earned on the long-term receivables from JV Participant (Q1 2009 – $0.9 million (US$0.7 million)) and $3.1 million (US$3.1 million) of principal payments have been received (Q1 2009 – $3.4 million (US$2.7 million)).  For Q1 2010, there were no capital expenditures charged to JV Participant for infrastructure assets under the agreement (Q1 2009 – $3.4 million (US$2.7 million)).

3.      Property, plant and equipment

(in thousands of Canadian dollars)	March 31, 2010	December 31, 2009
Oil and natural gas properties, including production and processing equipment	1,083,105	1,076,903
Accumulated depletion and depreciation	(692,060)	(677,666)
Net book value	391,045	399,237

At March 31, 2010 costs of undeveloped land and seismic of $11.7 million (December 31, 2009 - $9.8 million) were excluded from and $1.8 million (December 31, 2009 - $1.8 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At March 31, 2010 costs of undeveloped land of $9.7 million (December 31, 2009 – $10.3 million) were excluded from and $65.3 million (December 31, 2009 - $67.6 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in Q1 2010 were $12.5 million and $7.5 million respectively (Q1 2009 – $14.0 million and $9.2 million, respectively).

During Q1 2010 $0.6 million of general and administrative expenses (Q1 2009 – $0.5 million) and $0.1 million (Q1 2009 – $0.1 million) of unit-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at March 31, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the U.S. cost center or the Canadian cost centre (there were no write downs in Q1 2009).

4.      Long-term debt

(in thousands of Canadian dollars)	March 31, 2010	December 31, 2009
Revolving credit facility	60,869	70,000
Operating credit facility	6,523	-
Long-term debt	67,392	70,000

In January 2010, Enterra’s Bank Syndicate completed a scheduled borrowing base review and affirmed the borrowing base of $110.0 million.  Included in the borrowing base of $110.0 million is an operating credit facility of $20.0 million.  The next scheduled annual review of the borrowing base is anticipated to be completed in the first half of 2010.  Changes to the amount of credit available may be made after this review is completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Enterra.  The maturity date of the revolving and operating credit facilities is June 25, 2010 and should the lenders decide not to renew the facility, the debt must be repaid on June 25, 2011.

Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 3.00%, effective with the June 2009 renewal of the credit facilities.

As at March 31, 2010 borrowings under the facilities were $11.5 million in Canadian dollars and $55.0 million in U.S. dollars with interest being accrued at a rate of 3.61% per annum.  At March 31, 2010, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Enterra is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the 12 months ended March 31, 2010, the interest coverage ratio was 5.18 (March 31, 2009 – 7.19).  Enterra is in compliance with the terms and covenants of the credit facilities as at March 31, 2010.
5.      Convertible debentures

At March 31, 2010, the Trust had $80.2 million 8% convertible debentures outstanding with an estimated fair value of $80.2 million and $39.6 million in 8.25% convertible debentures outstanding with an estimated fair value of $39.4 million.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2009	77,840	37,023	114,863	3,951
Accretion	264	224	488	-
Balance at March 31, 2010	78,104	37,247	115,351	3,951

6.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Enterra’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At March 31, 2010, the asset retirement obligation is estimated to be $21.1 million (December 31, 2009 – $21.1 million), based on a total future liability of $38.5 million (December 31, 2009 - $38.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 18 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	March 31, 2010	December 31, 2009
Balance, beginning of period	21,055	22,151
Additions	61	51
Accretion expense	409	1,754
Acquisitions	9	24
Costs incurred	(380)	(2,533)
Foreign exchange	(85)	(392)
Balance, end of period	21,069	21,055

7.      Unitholders’ equity

Authorized trust units
An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.  Trust units can be redeemed to a cash limit of $0.1 million per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

(in thousands of Canadian dollars except unit amounts)	Number of Units	Amount
Balance at December 31, 2009	65,102,689	674,106
Issued under restricted unit plan	62,071	666
Balance at March 31, 2010	65,164,760	674,772

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2009	11,064
Trust unit option based compensation	99
Restricted and performance unit compensation	1,148
Transfer to trust units on restricted and performance unit exercises	(666)
Balance at March 31, 2010	11,645

Trust unit options

Enterra has granted trust unit options to its directors, officers and employees.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest up to a 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 16%.  The following options have been granted:

(in Canadian dollars, except for number of options)	Number of options	Weighted-average exercise price
Options outstanding at December 31, 2009	706,000	$6.60
Options granted	2,036,000	2.07
Options forfeited	(40,000)	23.26
Options outstanding at March 31, 2010	2,702,000	2.94
Options exercisable at March 31, 2010	666,000	$5.60

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$1.65 to $2.81	2,546,000	$2.08	3.23	510,000	$2.13
$15.49 to $17.74	146,000	16.53	1.11	146,000	16.53
$20.12 to $26.80	10,000	23.46	0.61	10,000	23.46
Balance at March 31, 2010	2,702,000	$2.94	3.11	666,000	$5.60

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2010	2009
Weighted-average fair value of options granted ($/option)	2.07	-
Risk-free interest rate (%)	1.65	0.5
Estimated hold period prior to exercise (years)	3.6	4.0
Expected volatility (%)	50	40
Expected cash distribution yield (%)	-	-

For the 3 month period ending March 31, 2010, Enterra granted 2,036,000 options (March 31, 2009 – nil).

Restricted units

Enterra has granted restricted units to directors, officers, and employees.  Restricted units vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with trust units on the vesting dates of the restricted units.  The forfeiture rate is estimated to be 16%.

The following restricted units have been granted:

	Number of restricted units	Weighted-average grant date fair value
Units outstanding at December 31, 2009	1,604,325	$3.47
Granted	506,590	2.05
Forfeited	(82,329)	3.98
Vested	(62,071)	2.78
Units outstanding at March 31, 2010	1,966,515	$3.10

The estimated value of the restricted units is based on the trading price of the trust units on the grant date.

Reconciliation of earnings per unit calculations

For the period ended March 31, 2010
(in thousands of Canadian dollars except units and per unit amounts)	Loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(2,937)	65,136,706	$(0.05)

For the period ended March 31, 2009
(in thousands of Canadian dollars except units and per unit amounts)	Loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(8,498)	62,200,638	$(0.14)

For the calculation of the weighted average number of diluted units outstanding at March 31, 2010 and 2009, all options, performance units and convertible debentures were excluded, as they were anti-dilutive to the calculation.

8.      Accumulated other comprehensive income

(in thousands of Canadian dollars)
Opening balance, December 31, 2009	(22,474)
Cumulative translation of self-sustaining operations	(5,921)
Balance at March 31, 2010	(28,395)

Accumulated other comprehensive income is comprised entirely of currency translation adjustments on the U.S. operations.

9.	Risk management

(a)  Fair value of financial instruments

Enterra classifies the fair value measurements of its financial instruments recognized at fair value in the balance sheet according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, long-term debt and accounts payable and accrued liabilities approximated fair value at March 31, 2010 as the amounts were short term in nature or bore interest at floating rates.  The fair value of the convertible debentures is disclosed in Note 5.  These assets and liabilities are not presented in the following tables.

As at March 31, 2010, the only asset or liability measured at fair value on a recurring basis are respect to the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of March 31, 2010.

As at March 31, 2010
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	5,322	5,322	-	5,322	-
Commodity contracts liability	(822)	(822)	-	(822)	-
Commodity contracts (net)	4,500	4,500	-	4,500	-

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Trust.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.  Enterra’s process to manage changes in risks has not changed from the prior period.

(i) Market risks
Oil and gas commodity price risks
Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At March 31, 2010, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.45 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
(1)   NYMEX / Southern Star (Oklahoma) basis differential.

At March 31, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed Sale	Gas	5.48 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Three months ended March 31, 2010	Three months ended March 31, 2009
Realized commodity contract gain	373	11,792
Unrealized commodity contract gain (loss)	4,236	(5,528)
Net gain on commodity contracts	4,609	6,264

The following sensitivities show the impact to pre-tax net income for the three months ended March 31, 2010 related to commodity contracts of the respective changes in crude oil prices, natural gas and electricity.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	112	(112)
Natural gas derivative contracts (mcf)	1,539	(1,539)
Foreign exchange currency risks
Enterra is exposed to foreign currency risk as approximately 54% of its production is from the U.S. division.  In addition, the Canadian division has derivative financial instruments and long-term debt denominated in U.S. dollars.  Enterra has not entered into any derivative contracts to mitigate its currency risks as at March 31, 2010.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at March 31, 2010:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S.division (in U.S. dollars)
Cash and cash equivalents	5,699	1,917
Accounts receivable	-	19,391
Long-term receivable (includes current portion)	-	12,810
Commodity contracts	4,225	(809)
Accounts payable	(205)	(10,253)
Long-term debt	(55,000)	-
Net exposure	(45,281)	23,056

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase to pre-tax net income	(906)	-
Increase to other comprehensive income	-	461
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Decrease to pre-tax net income	906	-
Decrease to other comprehensive income	-	(461)

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding long-term debt carries floating interest rates.  The convertible debentures bear interest at fixed rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at March 31, 2010.   The following sensitivities show the impact to pre-tax net income for the three months ended March 31, 2010 of the respective changes in interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	166	(166)

(ii)  Credit risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	March 31, 2010	December 31, 2009
Accounts receivable – trade	22,087	15,398
Accounts receivable – joint venture	758	1,033
Accounts receivable – other	6,934	8,400
Allowance for doubtful accounts	(1,172)	(1,154)
	28,607	23,677
Current portion of long-term receivables	9,557	11,196
Long-term receivables	3,455	5,491
Commodity contracts	5,322	993

Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at March 31, 2010	Trade	Joint Venture
Current	16,724	301
Over 30 days	1,400	312
Over 60 days	2	14
Over 90 days	3,961	131
	22,087	758

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

As described in note 2, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to request the midstreamer to withhold a portion of the joint venture partner’s share of revenues until such time as the amounts receivable are paid or the revenues withheld exceeds the amounts owed to Enterra.

(iii)  Liquidity risks
Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they are due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures and long-term debt less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

All financial liabilities have short-term maturities with the exception of the long-term debt (note 4) and the convertible debentures (note 5), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010 (3)	2011	2012	2013 – 2014	Total	Fair Value
Long-term debt (1)	-	67,392	-	-	67,392	67,392
Interest on long-term debt (2)	1,825	1,216	-	-	3,041	3,041
Convertible debentures	-	80,210	39,648	-	119,858	119,660
Interest on convertible debentures	9,688	9,688	1,635	-	21,011	21,011
Accounts payable & accrued liabilities	24,763	-	-	-	24,763	24,763
Commodity contracts	822	-	-	-	822	822
Total obligations	37,098	158,506	41,283	-	236,887	236,689
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 3.61% (the rate on March 31, 2010).
(3)  Remainder of 2010 from March 31, 2010.

10.           Interest expense

During Q1 2010, Enterra’s interest expense was comprised of the following below.

(in thousands of Canadian dollars)	Three months ended March 31, 2010	Three months ended March 31, 2009
Interest on long-term debt	639	569
Interest on convertible debentures	2,876	2,824
Interest income	(440)	(865)
	3,075	2,528

(in thousands of Canadian dollars except for ratios)	March 31, 2010	December 31, 2009
Interest coverage:
Cash flow over the prior four quarters (1)	57,978	61,288
Interest expenses over the prior four quarters	11,195	12,533
	5.18 : 1.00	4.89 : 1.00
(1)	Note these amounts are defined terms within the credit agreements

As at March 31, 2010 and December 31, 2009, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since December 31, 2009.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

11.           Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	Three months ended March 31, 2010	Three months ended March 31, 2009
Revenue
Canada	25,208	22,704
U.S.	18,081	14,162
	43,289	36,866
Property, plant and equipment
Canada	196,213	219,736
U.S.	194,832	263,639
	391,045	483,375

12.	Subsequent events

In April 2010, in accordance with the farm-out agreement with Petroflow Energy Ltd. (“JV Participant”), a notice of default accelerating the capital recovery amortization payments was sent to JV Participant which accelerates the entire receivable amount to become due and payable.

On May 12, 2010, the unitholders of Enterra voted in favour of the reorganization of the Trust into a growth-oriented corporation that will be named Equal Energy Ltd. (“Equal”).  This vote was approved by 92% of the unitholders and all regulatory approvals for Enterra’s conversion to a corporation are scheduled to be in place by late May 2010.

Equal’s shares are planned to be listed on both the New York Stock Exchange and Toronto Stock Exchange under the symbol “EQU” and the convertible debentures are planned to be listed on the Toronto Stock Exchange under the symbols “EQU.DB” and “EQU.DB.A”.